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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 1)


                                 UBIQUITEL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.0005 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    903474302
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                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X| Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

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CUSIP NO. 903474302                 SCHEDULE 13G               PAGE 2 OF 5 PAGES
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--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 BRUCE E. TOLL
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  |_|

                                                                (b)  |_|
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  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                    5    SOLE VOTING POWER
            NUMBER OF                       4,387,850 (1)
             SHARES                 --------------------------------------------
           BENEFICIALLY             6    SHARED VOTING POWER
             OWNED BY                            -0-
               EACH                 --------------------------------------------
            REPORTING               7    SOLE DISPOSITIVE POWER
           PERSON WITH                      4,387,850 (1)
                                    --------------------------------------------
                                    8    SHARED DISPOSITIVE POWER
                                                 -0-
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,387,850 (1)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                     |_|
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.4%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) See Item 4 herein.




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CUSIP NO. 903474302                 SCHEDULE 13G               PAGE 3 OF 5 PAGES
-------------------                                            -----------------


ITEM 1(a).   NAME OF ISSUER.

             UbiquiTel Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             One West Elm Street
             Suite 400
             Conshohocken, Pennsylvania 19428

ITEM 2(a).   NAME OF PERSON FILING.

             Bruce E. Toll

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

             3103 Philmont Avenue
             Huntingdon Valley, Pennsylvania 19006

ITEM 2(c).   CITIZENSHIP.

             United States of America

ITEM 2(d).   TITLE OF CLASS OF SECURITIES.

             Common Stock

ITEM 2(e).   CUSIP NUMBER.

             903474302

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), IDENTIFY THE STATUS OF THE PERSON FILING.

             Not applicable

ITEM 4.      OWNERSHIP.

             (a) AMOUNT BENEFICIALLY OWNED:           4,387,850 (1)
                                             -----------------------------------

             (b) PERCENT OF CLASS:                       5.4%
                                    --------------------------------------------

             (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE:    4,387,850 (1)
                                                             -------------------

                 (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:     -0-
                                                                ----------------
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CUSIP NO. 903474302                 SCHEDULE 13G               PAGE 4 OF 5 PAGES
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                 (iii) SOLE POWER TO DISPOSE OR DIRECT
                       THE DISPOSITION OF:            4,387,850 (1)
                                           -------------------------------------

                 (iv)  SHARED POWER TO DISPOSE OR DIRECT
                       THE DISPOSITION OF:                -0-
                                           -------------------------------------

------------
(1) The Reporting Person beneficially owns 4,380,350 shares through BRU Holding Co., LLC, a Delaware limited liability company, of which the Reporting Person is the sole member. Of such shares, 187,500 shares are subject to a PEACS variable share forward agreement. Reference is made to the Reporting Person's Form 4 dated January 4, 2002 for additional information regarding such PEACS variable share forward agreement. Includes 7,500 shares beneficially owned directly subject to options exercisable within 60 days of this filing.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

             Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable

ITEM 10.     CERTIFICATION.

             Not applicable




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CUSIP NO. 903474302                 SCHEDULE 13G               PAGE 5 OF 5 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ BRUCE E. TOLL
                                               ---------------------------------
January 29, 2002                               Bruce E. Toll